

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2021

Tomer Bar-Zeev
Chief Executive Officer
ironSource Ltd.
121 Menachem Begin Street
Tel Aviv 6701203, Israel

    Re: ironSource Ltd.
        Registration Statement on Form F-4
        Filed March 26, 2021
        File No. 333-254790

Dear Mr. Bar-Zeev:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4 Filed March 26, 2021

Summary, page 1

1. Please include an organizational chart showing the current ownership structure of Thoma Bravo Advantage and ironSource Ltd. as well as the ownership structure of ironSource Ltd. immediately following consummation of the business combination. Please also include tabular disclosure showing the ownership percentages of ironSource Ltd. immediately following consummation of the business combination assuming no redemptions and the maximum redemptions.

The Merger Agreement (page 111), page 4

2.   We note your disclosure that the shareholders of TBA (including the Sponsor) and certain accredited investors purchasing PIPE Shares will own approximately 23% of the ironSource Class A ordinary shares. Please disclose the percentage of the outstanding shares that will be held by the public shareholders assuming no redemptions.

TBA's Board of Directors' Reasons for the Business Combination, page 9

3.   Please briefly describe the material positive and negative factors considered by the board in determining to approve the business combination.

Summary Consolidated Financial Information of ironSource
Non-GAAP Financial Metrics, page 17

4.   We note your adjusted EBITDA margin measure. Please revise to include the most directly comparable GAAP measure with greater prominence throughout the filing. Refer to Item 10(e)(1)(i) of Regulation S-K.

ironSource Management Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Metrics, page 177

5.   Please revise your disclosures to include the most directly comparable GAAP measure for Adjusted EBITDA and Adjusted EBITDA Margin, e.g. income from continuing operations, net of tax and income from continuing operations, net of tax divided by revenue, respectively, with greater prominence. Refer to Item 10(e)(1)(i) of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Information, page 191

6.   We note your reference to including adjustments that are directly attributable to the Business Combination, factually supportable and expected to have a continuing impact on the results of operations of the combined company. Please revise your presentation and disclosures to comply with the updated guidance in Article 11-02 of Regulation S-X.

7.   Please tell us how you considered the updated guidance in Article 11-02 of Regulation S-X and SAB Topic 5A, when reflecting the transaction expenses incurred by ironSource. In this regard, please tell us whether the adjustment includes any transaction costs incurred by ironSource in its original initial public offering.

8.   We note the table on page 199 discloses the total ironSource Class A ordinary shares outstanding at closing; however, it would appear that the table also includes the Class B shares, based on the recapitalization described on page 197. Please revise the table accordingly and include the voting percentages held by each party listed with an explanation as to how it was determined. Further, your disclosures on page 60 refer to a

> dual class structure under which there will be different voting rights for Class A and Class B ordinary shares. Please revise your disclosures here to describe the dual class structure.

Certain Material U.S. Federal Income Tax Considerations
U.S. Holders, page 237

9. We note from Section 8.04 of the Merger Agreement that the parties intend for the merger to qualify as a reorganization under Section 368(a) of the Tax Code. Therefore, please file an opinion of counsel supporting such a conclusion. Refer to Item 601(b)(8) of Regulation S- K.

ironSource LTD. Consolidated Financial Statements
Note 16. Events Subsequent to Original Issuance of Consolidated Financial Statements (unaudited), page F-40

10. Please revise to disclose the per share value of the ordinary shares issued in the acquisition of Luna Labs Limited. Further, tell us how you considered and measured significance in determining whether the historical financial statements of Luna Labs Limited are required and whether to present the acquisition in the pro forma financial statements. Refer to Rule 3-05 and Article11-01(a) of Regulation S-X.

Exhibits

11. Please revise Section 71 of Exhibit 3.1 to clarify that the exclusive forum provision does not apply to claims under the Exchange Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance

Office of Technology

cc: Marc D. Jaffe, Esq.